UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-12619

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Ralcorp Holdings, Inc.

(Full name of registrant)

800 Market Street

St. Louis, Missouri 63101

(Address, including zip code, of principal executive offices)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

On May 7, 2012, Ralcorp Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that the previously issued fiscal 2011 financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and the first quarter fiscal 2012 financial statements contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 should not be relied upon and that those financial statements would be restated to make the necessary accounting corrections. These restatements relate to the Company’s non-cash goodwill impairment charge related to the Post brand cereals business. In connection with this matter, the Company has re-evaluated its conclusions regarding the effectiveness of its disclosure controls and procedures and its internal control over financial reporting for the affected periods and determined that a material weakness existed as of September 30, 2011 and December 31, 2011. The Company had previously concluded in its Annual Report on Form 10-K for the fiscal year ended September 30, 2011 that its internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2011. In addition, the Company had previously concluded in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 that its disclosure controls and procedures were effective as of December 31, 2011. As a result of the material weakness, the Company has now concluded that such controls were ineffective. Accordingly, the Company will restate its disclosures as of September 30, 2011 and December 31, 2011 to include the identification of a material weakness related to its restatement. The Company has also concluded that its disclosure controls and procedures were ineffective as of March 31, 2012 and expects that its Quarterly Report on Form 10-Q for the fiscal quarter then ended will reflect such conclusion. The Company is diligently working to complete the restatements. Because of the additional time required to finalize the necessary accounting corrections which will impact the periods to be presented therein, the Company does not expect to complete the preparation of its financial statements for the fiscal quarter ended March 31, 2012 within the prescribed time period for the filing of its Quarterly Report on Form 10-Q. The Company expects to file the Quarterly Report on Form 10-Q by May 15, 2012.

PART IV

OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Gregory A. Billhartz, (314) 877-7125.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report. ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 7, 2012, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that the previously issued financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 should not be relied upon and that those financial statements would be restated to make the necessary accounting corrections. These restatements relate to the Company’s non-cash goodwill impairment charge recorded in the fourth quarter of fiscal 2011.

The Company completed the separation of the Post cereals business on February 3, 2012. The operations of the Post brand cereals business will be presented as discontinued operations for all periods presented in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012. In addition, the Company’s results for the fiscal period ended March 31, 2012 will include the operations of the North American private brand refrigerated dough business of Sara Lee Corp., which the Company acquired on October 3, 2011, and the operations of Pastaficio Annoni S.p.A., which the Company acquired on December 28, 2011. Additionally, the Company expects that its results of operations for the fiscal quarter ended March 31, 2012 will be impacted by lower volumes and higher raw material and freight costs, offset in part by an overall increase in net pricing. As a result of these factors, the Company expects that the Quarterly Report on Form 10-Q will reflect a change in the results of operations from the fiscal quarter and six months ended March 31, 2011.

Because of the additional time required to finalize the necessary accounting corrections which will impact the periods to be presented therein, the Company does not expect to complete the preparation of its financial statements for the fiscal quarter ended March 31, 2012 within the prescribed time period for the filing of its Quarterly Report on Form 10-Q. The Company expects to file the Quarterly Report on Form 10-Q by May 15, 2012.

Forward-Looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Form 12b-25. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this Form 12b-25. All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, the anticipated impact of the adjustments, the timing of the Company’s restatement of its financial statements, the Company’s ability to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 by the extension of the deadline and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Form 12b-25.

Ralcorp Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 7, 2012	By:	/s/ S. Monette
S. Monette Corporate Vice President and Chief Financial Officer